Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 333-233509

The following letter was mailed to stockholders of New Media Investment Group Inc. on October 25, 2019.

October 25, 2019

Dear Stockholder:

We recently delivered to you a joint proxy statement/prospectus of New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”).  As described in the joint proxy statement/prospectus, New Media and Gannett have entered into an agreement and plan of merger (the “merger agreement”) pursuant to which New Media will acquire Gannett for a combination of cash and stock. Under the terms of the merger agreement, Gannett stockholders will receive, for each share of Gannett common stock held by them, $6.25 in cash and 0.5427 of a share of New Media common stock.

New Media stockholders are being asked to vote on, among other things, a proposal to approve the transactions contemplated by the merger agreement, including the issuance of shares of New Media common stock to Gannett stockholders. The special meeting of New Media stockholders will be held on November 14, 2019.   As of the date of this letter your shares of New Media common stock remain unvoted.

The New Media board of directors, following the unanimous recommendation of a transaction committee consisting solely of independent and disinterested directors, unanimously recommends that stockholders vote “FOR” each of the proposals being submitted to a vote at the special meeting of New Media stockholders.

Please Vote Your New Media Shares Today!

There are three ways to vote your shares of New Media common stock without attending the special meeting of stockholders in person – each only taking a few moments:

•
By Telephone – Stockholders can submit their vote by calling the toll-free number indicated on the enclosed proxy card or vote instruction form; please have your control number located on the enclosed proxy card or vote instruction form available when calling;

•	By Internet – Stockholders can submit their vote via internet at www.proxyvote.com; please have the control number located on the enclosed proxy card or vote instruction form available; or

•	By Mail – Stockholders can vote by mail by signing, dating and returning the enclosed proxy card or vote instruction form in the postage-paid envelope provided.

To be valid, your vote by telephone or internet must be received by 11:59 p.m. (Eastern Time) on November 13, 2019, the day preceding the special meeting of stockholders.

If you need assistance in voting your shares or have questions regarding the special meeting of New Media stockholders, please contact New Media’s proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885 (toll-free) or (212) 929-5500 (collect), or email at proxy@mackenziepartners.com.

We thank you for your continued support of New Media

Sincerely,

New Media Investment Group Inc.

If you have questions or need assistance in voting your shares, please contact:

1407 Broadway, 27th Floor
New York, New York 10018
(212) 929-5500 or
Call Toll-Free (800) 322-2885
 Email: proxy@mackenziepartners.com